UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2022

KludeIn I Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39843	85-3187857
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1096 Keeler Avenue

Berkeley, California 94708

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 246-9907

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INKAU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	INKA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share, subject to adjustment	INKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On July 7, 2022, KludeIn I Acquisition Corp., a special purpose acquisition company incorporated as a Delaware corporation (the “Company”), issued a promissory note (the “Note”) to KludeIn Prime LLC, a Delaware limited liability company (the “Sponsor”).

Pursuant to the Note, the Sponsor agreed to loan to the Company up to an aggregate principal amount of $2,060,070 (the “Extension Funds”) to deposit into the Company’s trust account (the “Trust Account”) in connection with the extension of the Company’s termination date from July 11, 2022 to January 11, 2023 (or such earlier date as determined by the Board) (the “Extension”).

The Company will deposit equal installments of the Extension Funds, or $343,345, into the Trust Account on a monthly basis for each month of the Extension and such amount will be distributed either to: (i) all of the holders of shares of Class A common stock of the Company (“Public Shares”) upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial business combination. In connection with the first month of the Extension, the Company drew down $343,345 under the Note.

The Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial business combination, or (b) the date of the liquidation of the Company.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 7, 2022, the Company filed an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Extension Amendment”). The Extension Amendment extends the date by which the Company must consummate its initial business combination from July 11, 2022 to January 11, 2023.

The foregoing description is qualified in its entirety by reference to the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On July 7, 2022, the Company held a special meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the Extension Amendment extending the date by which the Company must consummate its initial business combination from July 11, 2022 to January 11, 2023 (the “Extension Amendment Proposal”).

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain	Broker Non-Votes
16,056,942	21,758	121,353	0

Stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,347.70 (approximately $10.00 per share) will be removed from the Trust Account to pay such holders. Following redemptions, the Company will have 10,404,394 Public Shares outstanding and the aggregate amount remaining in the Trust Account will be $104,093,013.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
3.1	Amendment to Amended and Restated Certificate of Incorporation.
10.1	Promissory Note issued to KludeIn Prime LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KludeIn I Acquisition Corp.

Dated: July 7, 2022	By:	/s/ Narayan Ramachandran
		Name:	Narayan Ramachandran
		Title:	Chief Executive Officer

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